SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934

ITEX Corporation
(Name of Subject Company)

ITEX Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

465647204
(CUSIP Number of Class of Securities)

Steven White
Chairman of the Board and
Chief Executive Officer
ITEX Corporation
3326 160th Avenue SE, Suite 100
Bellevue, WA 98008
(425) 463-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Stephen Tollefsen Tollefsen Business Law P.C. 2707 Colby Ave., Ste. 1116 Everett, WA 98201 (425) 353-8883

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement the information contained in Item 2 and Item 4 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by ITEX Corporation on January 11, 2008 and subsequently amended (collectively, the “Statement”).

Item 2.	Identity and Background of Filing Person

The information contained in Item 2 is hereby amended and supplemented by the addition of the following new paragraph:

On May 13, 2008, Western Sizzlin’s Amendment No. 3 to its Registration Statement on Form S-4 with the Securities and Exchange Commission (“SEC”) relating to the Western common stock to be issued to holders of ITEX common stock pursuant to the Offer was declared effective by the SEC. On May 14, 2008, Western Sizzlin issued a press release announcing that it had completed the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, May 13, 2008. In the same release, Western Sizzlin stated that based upon a preliminary tally by Continental Stock Transfer & Trust Company, the exchange agent for the Offer, a total of 873,862 shares of ITEX common stock were validly tendered in the offer and not withdrawn; Western Sizzlin had accepted for exchange all ITEX shares validly tendered in the offer and not withdrawn; and that exchange of the tendered shares, at the exchange ratio of one share of ITEX common stock for .06623 shares of Western common stock, would be made promptly.

Item 4.	The Solicitation or Recommendation

The section entitled “Background of the Offer” is hereby amended and supplemented by the addition of the following new paragraphs:

On March 27, 2008, Western Sizzlin issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., New York City time, on April 30, 2008. In the same release, Western Sizzlin stated that ITEX shareholders had agreed to tender approximately 905,309 shares pursuant to the Offer as of the close of business on March 26, 2008.

On May 1, 2008, Western Sizzlin issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., New York City time, on May 13, 2008. In the same release, Western Sizzlin stated that ITEX shareholders had agreed to tender approximately 900,233 shares pursuant to the Offer as of the close of business on April 30, 2008.

On May 14, 2008, Western Sizzlin issued a press release announcing that it had completed the Offer, which expired at 5:00 p.m., New York City time, on Tuesday, May 13, 2008. In the same release, Western Sizzlin stated that based upon a preliminary tally by Continental Stock Transfer & Trust Company, the exchange agent for the Offer, a total of 873,862 shares of ITEX common stock were validly tendered in the offer and not withdrawn; Western Sizzlin had accepted for exchange all ITEX shares validly tendered in the offer and not withdrawn; and that exchange of the tendered shares, at the exchange ratio of one share of ITEX common stock for .06623 shares of Western common stock, would be made promptly.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ITEX Corporation

Date: June 3, 2008	By:	/s/ Steven White
Steven White Chairman of the Board Chief Executive Officer